UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2016

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TELECOM ITALIA GROUP: BOARD OF DIRECTORS APPROVES THE HALF-YEAR FINANCIAL REPORT AT 30 JUNE 2016

▶	BEST QUARTER IN ITALY SINCE 2009

▶	EBITDA UP 25.4% IN SECOND QUARTER AND 2.4% OVER SIX MONTHS

▶	NET PROFIT OF ONE BILLION EUROS

▶	NEW GUIDANCE: LOW SINGLE DIGIT ORGANIC GROWTH IN DOMESTIC EBITDA EXPECTED FOR 2016

▶	STRATEGIC PARTNERSHIP WITH FASTWEB HAS BEEN APPROVED TO DEVELOP THE FIBRE (FTTH) NETWORK IN 29 TOWNS AND CITIES

▶	CONSOLIDATED REVENUES AMOUNTED TO 9.1 BILLION EUROS (-4.9% IN ORGANIC TERMS COMPARED TO FIRST HALF OF 2015); DOMESTIC CONSUMER REVENUES UP BY 3.6 BILLION EUROS (+1.4% COMPARED TO THE FIRST HALF OF 2015), IN PARTICULAR THANKS TO A STRONG IMPROVEMENT IN THE MOBILE SEGMENT WHERE REVENUES REACHED APPROXIMATELY 1.8 BILLION EUROS (+7.3% COMPARED TO THE FIRST HALF OF 2015).

▶	EBIT: 1.7 BILLION EUROS, +0.7% IN ORGANIC TERMS COMPARED WITH THE FIRST HALF OF 2015.

▶	RECCHI: “WE ARE VERY SATISFIED WITH THE RESULTS OF THIS QUARTER: IT IS THE FIRST IMPORTANT STEP OF THE TURNAROUND THE BOARD OF DIRECTORS WISHED FOR FOR SOME TIME AFTER YEARS OF DECREASING TURNOVER AND MARGINS. I SEE IT AS THE START OF A GROWTH PATH THAT WILL FULLY UNLEASH THE POTENTIAL OF TELECOM ITALIA.”

▶	CATTANEO: “IN ITALY TELECOM HAS RECORDED THE BEST QUARTER SINCE 2009 DEMONSTRATING THAT THE ACTIONS TAKEN TO DATE ARE BRINGING SIGNIFICANT RESULTS. THE ORGANIC EBITDA HAS STARTED TO GROW AGAIN ON BOTH A QUARTERLY AND HALF YEAR BASIS, THE TURNOVER OF THE MOBILE SEGMENT HAS IMPROVED ITS DEVELOPMENT TREND AND THE LANDLINE SEGMENT HAS SHOWN IMPORTANT SIGNS OF RECOVERY, PULLED ALONG BY THE INVESTMENTS IN ULTRABROADBAND. WE ARE THEREFORE IN THE BEST CONDITIONS TO FACE THE SECOND PART OF THE YEAR, WHICH FROM SEPTEMBER WILL SEE FURTHER NEW DEVELOPMENTS.”

The results of the first half of 2016 will be illustrated to the financial community during a conference call scheduled for 27 July at 10.00 am (Italian time). Journalists may listen in to the presentation, without asking questions, by calling 0633168. The presentation slides will be available at: http://www.telecomitalia.com/1H2016/eng.

Those unable to connect live may follow the presentation until 3 August 2016 by calling 06334843 (access code 970247#).

Telecom Italia Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @telecomitaliaTW

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

The Telecom Italia Group First Half Financial Report at 30 June 2016 was drafted in accordance with art. 154–ter (Financial Reporting) of Leg. Decree 58/1998 (Consolidated Law on Finance - CLF) and subsequent amendments and supplements and prepared in accordance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (defined as “IFRS”), as well as the provisions issued in implementation of art. 9 of Leg. Decree 38/2005. The First Half Financial Report at 30 June 2016 is submitted to a limited audit. This activity is currently taking place.

The accounting policies and consolidation principles adopted in the preparation of the Condensed Half-Year Consolidated Financial Statements at 30 June 2016 are consistent with those adopted in the Annual Consolidated Financial Statements at 31 December 2015, to which reference can be made, except for the new Principles/Interpretations adopted by the Group starting from 1 January 2016, which had no impact on the Group’s Consolidated Financial Statements.

In the Brazil Business Unit, the management has identified an incorrect accounting entry made in previous years regarding the posting of service revenues from the sale pre-paid traffic. Although this accounting error had no impact in terms of the net financial position or cash and cash equivalents, it meant that the recognition of revenues from traffic prepaid and not yet consumed was posted earlier. Provision has therefore been made to review the comparative data as at 31 December 2015 and for the first half of 2015, with no significant impact on the economic data compared. Further details are provided in the annex.

In addition to the conventional financial performance indicators contemplated under IFRS, the Telecom Italia Group uses certain alternative performance indicators in order to give a clearer picture of the trend of operations and the company’s financial position. Specifically, the alternative performance indicators refer to: EBITDA; EBIT; organic change in revenues, EBITDA and EBIT; EBITDA margin and EBIT margin; net financial debt carrying amount and adjusted net financial debt.

Note that the section “Business Outlook for the 2016 financial year”, contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of Group’s operations and strategies. Readers of the present press release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

MAIN VARIATIONS TO THE TELECOM ITALIA GROUP CONSOLIDATION SCOPE

The following changes occurred in the first half of 2016:

•	Sofora Group - Telecom Argentina: classified under Discontinued operations (discontinued operations/non-current assets held for sale) was sold on 8 March 2016;

•	Revi Immobili S.r.l., Gestione Due S.r.l. and Gestione Immobili S.r.l. (Business Unit Domestic): on 11 January 2016 INWIT S.p.A. acquired 100% of the companies, which therefore entered the consolidation scope of the Group.

The following changes occurred in 2015:

•	INWIT S.p.A. (Business Unit Domestic): was established in January 2015;

•	Alfabook S.r.l. (Domestic Business Unit): on 1 July 2015, Telecom Italia Digital Solutions S.p.A. (Merged in Olivetti S.p.A.) acquired 100% of the capital of the company, which therefore entered the Group’s consolidation scope.

•	TIM Real Estate S.r.l. (Domestic Business Unit): was established in November 2015.

Milan, 26 July 2016

Domestic Business Unit trend in the second quarter of 2016

In the second quarter of 2016 the Cost Recovery Plan of the Domestic Business Unit was started, aimed at improving efficiency and the economic performance and giving the Company greater operational and financial flexibility. Based in particular on controlling costs and simplifying processes, the Plan envisages overall efficiencies of 1.6 billion euros by 2018, while maintaining high UBB coverage and service quality levels.

The performance of the domestic segment in the second quarter of 2016 already highlights the positive effects of the efficiency plan, which are expected to be consolidated during the second half of 2016 and to continue for the duration of the 2016-2018 Plan.

In particular, in the second quarter of 2016 the Domestic Business Unit recorded:

•	Revenues of 3.7 billion euros (-1.2% compared to the previous year, in continuous recovery with respect to previous quarters) with revenues from the mobile segment of 1.26 billion euros (+2.0% compared to the previous year) and revenues from mobile services up by 0.7% compared to the previous year;

•	EBITDA at 1.7 billion euros (+6.9% compared to the previous year in organic terms and excluding the effects of non-recurring charges; +39.4% in reported terms).

Finally, it should be noted that there was a remodelling of investments focused on the development of new generation infrastructures, with innovative investments at 777 million euros in the first half of 2016 (+31% compared to the same period of the previous year), accounting for 49% of the total (+10pp compared to the previous year).

INWIT

The good results achieved in the first half of 2016 by Inwit resulted in an acceleration of the 2016-2018 Business Plan, envisaging an increase in investments of 150 million euros.

Specifically, the investments will focus on the construction of over 500 new sites; the creation of at least 4,000 small cells to improve the quality of coverage in high-density traffic areas and to be ready to meet the requirements linked to 5G; and on the connection of at least 1,000 towers with fibre optics.

Brazil Recovery Plan

The updating of Brazil’s 2016-2018 Business Plan includes an efficiency target expressed in terms of the reduction of cash costs by 2018 compared to 2015 of 1.5 billion reais (of which 0.6 billion Opex and 0.9 billion Capex), an improvement of 1.6 billion reais compared to the old plan. A reduction of the cash costs is expected in the three-year period, differential with respect to the previous plan and amounting to 4.5 billion reais (of which 3.4 billion Opex and 1.1 billion Capex). The main efficiency improvement actions will involve organizational adaptation, the improvement of E2E processes and systems and the digitisation of some commercial processes. In terms of the offer, the focus is confirmed on the Mobile segment, supported by innovative and differentiated offers and by the acceleration of mobile broadband coverage.

***

The Board of Directors of Telecom Italia met today chaired by Giuseppe Recchi, to approve the half-year financial report at 30 June 2016.

TELECOM ITALIA GROUP RESULTS

Revenues for 1H 2016 amounted to 9,096 million euros, down 9.9% on the first half of 2015 (10,101 million euros). The reduction of 1,005 million euros is attributable primarily to the Brazil Business Unit, for 833 million euros, and for 128 million euros to the Domestic Business Unit. In terms of organic change, calculated by excluding the effect of exchange rate fluctuations and of the changed consolidation scope, consolidated revenues were down 4.9% (-472 million euros).

Revenues, broken down by operating segment, were as follows:

(million euros)	1H 2016		1H 2015		Changes
		% of total		% of total	absolute	%	% organic
Domestic (*)	7,247	79.7	7,375	73.0	(128)	(1.7)	(1.7)
Core Domestic (**)	6,736	74.1	6,893	68.2	(157)	(2.3)	(2.3)
International Wholesale	649	7.1	635	6.3	14	2.2	2.2
Brazil	1,858	20.4	2,691	26.6	(833)	(31.0)	(13.9)
Other assets	9	0.1	57	0.6	(48)
Adjustments and eliminations	(18)	(0.2)	(22)	(0.2)	4

Consolidated Total	9,096	100.0	10,101	100.0	(1,005)	(9.9)	(4.9)

(*)	After the change to Persidera’s mission, the Media Business Unit was incorporated into the Domestic Business Unit (Domestic Core) from 1 January 2016; in the absence of this change, Domestic revenues for the first half of 2016 would have been 7,210 million euros.
(**)	Includes the Olivetti company since 1 January 2016. The data for comparative periods have therefore been changed accordingly.

EBITDA in 1H 2016 was 3,726 million euros (3,639 million euros during 1H 2015), increasing by 87 million euros compared with 1H 2015 (+2.4%), accounting for 41.0% of revenues (36.0% in 1H 2015 + 5.0 pp). In organic terms there was a 7% increase compared to the first half of 2015.

(million euros)	1H	1H	Changes
	2016	2015	absolute	%

EBITDA REPORTED	3,726	3,639	87	2.4
% of Revenues	41.0%	36.0%	5.0 pp
Foreign currency financial statements translation effect		(156)	156
Changes in the scope of consolidation		—	—
ORGANIC EBITDA	3,726	3,483	243	7.0
% of Revenues	41.0%	36.4%	4.6 pp
of which non-recurring Income/(Charges)	(91)	(399)	308
ORGANIC EBITDA excluding non-recurring component	3,817	3,882	(65)	(1.7)
% of Revenues	42.0%	40.6%	1.4 pp

EBITDA for the first half of 2016 reflected the negative impact of non-recurring items for a total of 91 million euros (399 million euros in the first half of 2015). Without these, the organic change in EBITDA would have been -1.7%, with an EBITDA margin of 42.0%, 1.4 percentage points higher than in the first half of 2015.

Second quarter 2016 EBITDA totalled 2,014 million euros, 408 million euros higher (+25.4%) than the same period last year (1,606 million euros). In organic terms and without non-recurring items, the increase would have been 79 million euros, that is +4.0% compared to the second quarter of 2015.

The positive trend in EBITDA, in both absolute terms and in terms of percentage margin on revenues, benefited from the start of the actions of the “cost recovery plan” announced in recent months, which are destined to be consolidated in the second half of 2016 and then continue over the entire life of the Plan. In addition, in the second quarter of 2016, EBITDA benefited from some non-structural events, particularly in relation to labour costs, connected to the reversal of the 66 million euros provision recorded in the 2015 financial statements, after the conditions for the payment of the performance bonus to employees were not met.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(million euros)	1H 2016		1H 2015		Changes
		% of total		% of total	absolute	%	% organic
Domestic (*)	3,184	85.5	2,846	78.2	338	11.9	11.9
% of Revenues	43.9		38.6			5.3 pp	5.3 pp
Brazil	556	14.9	790	21.7	(234)	(29.6)	(12.3)
% of Revenues	29.9		29.4			0.5 pp	0.5 pp
Other assets	(11)	(0.3)	2	0.1	(13)
Adjustments and eliminations	(3)	(0.1)	1	—	(4)

Consolidated Total	3,726	100.0	3,639	100.0	87	2.4	7.0

% of Revenues	41.0		36.0			5.0 pp	4.6 pp

(*)	After the change to Persidera’s mission, the Media Business Unit was incorporated into the Domestic Business Unit (Domestic Core) from 1 January 2016; in the absence of this change, Domestic EBITDA for the first half of 2016 would have been 3,164 million euros.

EBIT in 1H 2016 was 1,687 million euros (1,788 million euros in 1H 2015), down 101 million euros (-5.6%) compared with 1H 2015, accounting for 18.5% of revenues (17.7% in 1H 2015, +0.8 percentage points).

Organic EBIT was up 12 million euros (+0.7%), accounting for 18.5% of revenues (17.5% in 1H 2015).

EBIT for the first half of 2016 reflected the negative impact of non-recurring items for a total of 82 million euros (122 million euros in the first half of 2015). Without these non-recurring items the organic change in EBIT would have been -1.6%, with an EBIT margin of 19.4%, an increase of 0.6 percentage points with respect to the first half of 2015.

Profits from discontinued operations/non-current assets held for sale in the first half of 2016 totalled 47 million euros (330 million euros in 1H 2015) and refer to the positive contribution made to the consolidated results by the Sofora - Telecom Argentina group for the period 1 January - 8 March (59 million euros), to which were added the effects of the sale that, when the related income taxes are included, had a negative impact of 12 million euros.

First half-year 2016 profits attributable to Parent Company Shareholders totalled 1,018 million euros (33 million euros in the first half of 2015) and benefited from, in addition to the trend of the margins indicated above, some items of a purely accounting and valuation nature, which do not generate any financial adjustments, connected in particular with the valuation at fair value of the implicit option included in the Mandatory Convertible Bond issued in late 2013 with maturity at three years (positive for 620 million euros, negative for 360 million euros in the first half of 2015, all figures before tax). In the absence of these impacts, the profits for the first half of 2016 attributable to the Parent Company Shareholders would have totalled approximately 650 million euros, in line with the figure for the same period in 2015, reconstructed on homogeneous terms.

Group headcount at 30 June 2016 was 64,852, including 52,498 in Italy (65,867 as of 31 December 2015, including 52,555 in Italy).

Capital expenditure totalled 1,983 million euros, 163 million euros less than in the first half of 2015. An investment efficiency plan was initiated in the second quarter of 2016, which will enable the company to significantly increase their efficiency with respect to high UBB coverage levels and service quality. The investments by operating sector are as follows:

(million euros)	1H 2016		1H 2015		Change
		% of total		% of total
Domestic (*)	1,575	79.4	1,506	70.2	69
Brazil	408	20.6	637	29.7	(229)
Other assets	—	—	3	0.1	(3)
Adjustments and eliminations	—	—	—	—	—

Consolidated Total	1,983	100.0	2,146	100.0	(163)

% of Revenues	21.8		21.2		0.6 pp

(*)	After the change to Persidera’s mission, the Media Business Unit was incorporated into the Domestic Business Unit (Domestic Core) from 1 January 2016; in the absence of this change, Domestic investments in the first half of 2016 would have been 1,572 million euros.

The Domestic Business Unit posted investments for 1,575 million euros, 69 million euros higher than in the first half of 2015. This increase is attributable to the acceleration and growth of innovative investments for the development of new generation networks and services (+184 million euros), which accounted for 49% of total investments (39% in the same period of 2015).

The investments of the Brazil Business Unit posted a reduction of 229 million euros (including a negative foreign exchange effect of 127 million euros) compared with the figure in the first half of 2015; these investments were focused mainly on the evolution of the business infrastructure and the sales support platforms.

Cash flow from Group operations was positive for 671 million euros (positive for 701 million euros in the first half of 2015).

Adjusted net financial debt was 27,514 million euros at 30 June 2016, 236 million euros higher than at the end of 2015 (27,278 million euros). In the first half of 2016, the benefits obtained from completing the sale of the Sofora - Telecom Argentina group, with the receipt of the sale price and the deconsolidation of the related financial debt, together with the positive trend in operations, only partially offset the requirement deriving from financial management, payment of dividends and the effect of some disputes and the payment of sanctions of a regulatory nature, as well as the property project and the renegotiation of the leasing agreements. The level of debt was also negatively affected by the exchange rate fluctuation of the Brazilian real.

Net financial debt carrying amount as of 30 June 2016 was equal to 28,070 million euros (28,475 million euros as of 31 December 2015).

The liquidity margin at 30 June 2016 was 10,790 million euros, equivalent to the sum of “Cash and cash equivalents” and “Securities other than investments” for a total of 3,790 million euros (5,047 million euros at 31 December 2015) and unused committed credit lines for a total of 7,000 million euros. This margin covers the financial liabilities of the Group falling due for at least the next 24 months.

In the second quarter of 2016, adjusted net financial debt increased by 375 million euros vs. 31 March 2016 (27,139 million euros), due to the payment of dividends, some disputes and sanctions of a regulatory nature and the exchange rate fluctuation of the Brazilian real.

BUSINESS UNIT RESULTS

DOMESTIC

Revenues for the first half of 2016 totalled 7,247 million euros, 128 million euros less compared to the first half of 2015 (-1.7%), still confirming an improvement trend compared to the first part of the year (second quarter -1.2% vs. first quarter -2.3%). Revenues from services perform similarly to total revenues compared to the same period in 2015 (-120 million euros, -1.7%; second quarter -1.1% and first quarter 2.4%), with a similar recovery trend sustained especially by a structural improvement in Mobile revenues.

In particular, for the first half note that:

•	Mobile service revenues totalled 2,176 million euros with an increase of 14 million euros compared to the previous year (+0.6%); this confirmed the constant improvement trend already observed in the previous quarters (2Q +0.7%, 1Q +0.6%, 4Q15 +0.1%), thanks to better competitive dynamics.

•	Fixed service revenues totalled 4,971 million euros, a fall of 238 million euros from the figure for the first half of 2015 (-4.6%). This downward trend is wholly correlated with the reduction in revenues from voice services (-279 million euros due to the loss of traditional accesses), however this shows an attenuation trend compared to the previous periods. This contraction was only partially offset by the continued development of Broadband and Ultra-Broadband customers, which leads growth in innovative connectivity-related services (+59 million euros, +5.2%). The results of the Fixed segment were also affected by the reduction in the price of wholesale services; net of this impact (of 35 million euros), the fall in fixed services revenue would have been -3.9% vs. first half of 2015.

Revenues from product sales totalled 426 million euros in the first half of 2016, substantially the same as in the first half of 2015 (-8 million euros), but the remarkable growth in revenue from sales of smartphones (+46 million euros, entirely attributable to the sale of LTE devices, +69 million euros) supports the development of digital services (internet connectivity and entertainment services).

***

The Domestic Business Unit operates distinctly in two different reference environments; below an analysis of related revenues:

▶	Core Domestic Revenues

Revenues totalled 6,736 million euros and fell by 2.3% (6,893 million euros in 1H 2015).

The performance of the individual market segments as compared with 1H 2015 is as follows:

•	Consumer: The revenues of the Consumer segment in the first half of 2016 totalled 3,572 million euros, an increase of 49 million euros (+1.4%) compared to the same period in 2015; this confirmed the recovery trend already underway in 2015, thanks to the structural improvement in Mobile revenues, as an effect of steady market share and the stabilisation of ARPU levels.

In particular, the following should be noted:

•	mobile revenues totalled 1,777 million euros and presented a significant growth trend compared to the first half of 2015 (+121 million euros, +7.3%), confirming the improvement trend of the previous quarters (2Q +5.8%, 1Q +8.9%, 4Q 15 +2.5%). Services revenues increased by 61 million euros (+4.1% compared to the first half of 2015), confirming the major recovery started in the last year (2Q +3.4%; 1Q +4.9%; 4Q 15 +1.5%), which may be attributed to an improvement in the competitive dynamics, with progressive stabilisation of market share and the constant growth of mobile internet and digital services to support ARPU levels;

•	fixed revenues totalled 1,772 million euros, 113 million euros less than the first half of 2015 (-6.0%), with stabilisation of the slow-down recorded in recent quarters (second quarter -6.0%, first quarter -6.0%). This contraction, in line with the contractions observed in the preceding quarters, is attributable to the loss of voice-only accesses (although this dynamic is attenuating, particularly in the last two quarters) and the greater pressure on ARPU levels, which is partly offset by growth in innovative services, thanks to the positive trend in the Broadband Customer Base and the growing penetration of the Fibre offers.

•	Business: the revenues of the Business segment totalled 2,203 million euros, 177 million euros less than in the first half of 2015 (-7.4%), 104 million euros (-4.9%) of which in the service component and 73 million euros (28.6%) in the product component.

Regarding the service revenues:

•	Mobile services revenues fell by 39 million euros (-6.7% than in 1H 2015). In particular, the contraction in traditional mobile services continued (-16.2% of the voice and messaging component, compared to 1H 2015), caused by the trend for customers to reposition on bundle formulations with a lower overall ARPU, and the migration of Government customers to the new Consip offer (the unit prices of which have been lowered), and only marginally offset by the positive performance of the new digital services (+2.6% compared to 2015);

•	fixed services revenue fell by 66 million euros (-4.2% compared to 1H 2015): despite constant growth in ICT service revenues (+1.8%), in particular in Cloud services, the segment continued to suffer the effects of the slow economic recovery, the contraction in prices of traditional voice and data services, and the technological shift towards VoIP systems.

•	Wholesale: the Wholesale segment reported revenues of 866 million euros in the first half of 2016, a slight fall compared to the corresponding period of 2015 (-44 million euros, -4.8%), almost entirely attributable to a reduction in the regulated prices. Net of this impact (equal to 35 million euros), the downturn would be -0.9%, compared to the same period last year.

▶	International Wholesale Revenues – Telecom Italia Sparkle Group Revenues

The 1H 2016 Telecom Italia Sparkle Group - International Wholesale revenues amounted to 649 million euros, an increase compared to 1H 2015 (+14 million euros, +2.2%). This result is due to growth in revenues for Voice services (+8 million euros, +1.9%) and growth in revenues from IP/Data services including Cloud and Data Center services (+5.3 million euros, +3.6%). The other lines of business remained substantially stable.

***

EBITDA of the Domestic Business Unit for the first half of 2016 totalled 3,184 million euros, an increase of 338 million euros compared to the first half of 2015 (+11.9%), with an

EBITDA margin of 43.9%, (+5.3 percentage points higher than the same period of the previous year). The first half of 2016 was affected by the negative impact of non-recurring items totalling 83 million euros, of which:

•	67 million euros for labour costs (24 million euros in the first half of 2015),

•	16 million euros for charges consequent to disputes and fines of regulatory nature, and related liabilities, charges connected to disputes with former employees and amounts owed to customers and suppliers (369 million euros in the first half of 2015).

Without these charges, the organic change in EBITDA would have been +0.9%, with an EBITDA margin of 45.1%, up 1.2 percentage points on the first half of 2015 and a positive inversion of trend compared to the first quarter (+6.9% in second quarter of 2016, as compared with the same period in 2015, with respect to      -5.2% in the first quarter of 2016 compared with the same period of 2015).

EBIT in the first half of 2016 was 1,581 million euros (1,222 million euros in the corresponding period of 2015), an increase of 359 million euros (+29.4%), with an EBIT margin of 21.8% (16.6% in 1H 2015). The trend in EBIT reflects, primarily, the positive trend in EBITDA indicated above, and the 26 million euros reduction in amortisation and depreciation.

EBIT in the first half of 2016 suffered the negative impact of non-recurring charges for a total of 83 million euros. Without these, the organic change in EBIT would have been +3%, a margin of 23% of revenues.

The headcount, at 52,622, decreased by 22 from the number at 31 December 2015, 5 despite the incorporation of the Media Business unit, in the absence of which the decrease would have been 85 employees.

BRAZIL (average real/euro exchange rate 4.13001)

The revenues of the Tim Brasil group in the first half of 2016 totalled 7,674 million reais, down by 1,238 million reais (-13.9%) compared to the same period of the previous year.

Revenues from services reached 7,189 million reais, with a reduction of 547 million reais compared to 7,736 million reais in the first half of 2015 (-7.1%).

Revenues from product sales stood at 485 million reais (1,176 million reais in 1H 2015, -58.8%); reflecting a sales policy less focussed on the sale of handsets, as well as the impact of the Brazilian macroeconomic crisis on family spending decisions.

Mobile ARPU in the first half of 2016 was 17.2 reais, compared to 16.4 reais in the same period of the previous year (+4.9%).

The total number of lines as of 30 June 2016 was 63,988 thousand, a reduction of 2,246 thousand (-3.4%) on the figure at 31 December 2015; the market share at the end of May 2016 was 25.6% (25.7% as of 31 December 2015).

EBITDA of 2,296 million reais was 321 million reais lower than the first half of 2015 (-12.3%). The fall in EBITDA is attributable to the lower revenues, partially offset by the effects of some efficiency actions, and by lower contributions to other operators; however, labour costs increased (+3.4%), due primarily to the adjustment of salaries to inflation, and non-recurring items for 34 million reais for early retirement costs.

The EBITDA margin was 29.9%, up 0.5 percentage points on 1H 2015.

EBIT amounted to 498 million reais a downturn of 1,404 million reais on 1H 2015. This result reflects the lower contribution made by EBITDA and the effect of greater depreciation and amortisation (+217 million reais). Moreover, EBIT in the first half of 2015 benefited from the capital gain of 918 million reais connected to the sale of the first tranche of telecommunications towers, compared to a capital gain of 37 million reais in the first half of 2016, from the sale of the fourth tranche.

The headcount stood at 12,087 employees (13,042 as of 31 December 2015).

EVENTS SUBSEQUENT TO 30 June 2016

Strategic partnership with Fastweb to speed up the creation of the fibre network (FTTH) in 29 cities with an investment of 1.2 billion euros

TIM and Fastweb have entered into a strategic partnership aimed at speeding up the creation of the ultrabroadband infrastructure with FTTH (Fiber to the Home) technology in 29 Italian cities. The partnership envisages the establishment of a joint venture with 80% of the capital held by TIM and 20% by Fastweb.

Specifically, the new company will handle the creation, on behalf of TIM and Fastweb, and the subsequent rental to them, of a secondary network and the vertical segments up to user homes. The new company’s business plan therefore envisages connecting around 3 million homes with FTTH technology within 2020 which will allow connection speeds of 1 Gigabit per second. The total investment is 1.2 billion euros which the joint venture will finance in part with equity and in part with debt. TIM’s share is already included in the CAPEX of the 2016-2018 Business Plan.

Moreover, as part of the partnership, TIM will buy from Fastweb over the next 18 months the infrastructure with FTTH technology that will allow around 650 thousand homes in 6 cities to connect to TIM’s network one year earlier than envisaged in the Business Plan.

The strategic partnership will allow the two companies to create latest generation extremely high speed infrastructure more rapidly, at the same time permitting synergies in the investments. This is how TIM and Fastweb intend to combine their efforts to create the ultrabroadband infrastructure that will allow Italy to achieve the objectives of the European Digital Agenda even before the deadline indicated by the EU.

TIM and Fastweb will study the possibility of extending the partnership to other collaboration sectors too in order to jointly develop passive infrastructure and technologies for the rapid spread of ultrabroadband.

OUTLOOK FOR THE 2016 FINANCIAL YEAR

As forecast in the Business Plan, there was a constant and gradual improvement in operating performance in the Domestic perimeter in 2016, combined with a progressive reduction of the debt, thanks in part to the conversion of the Mandatory Convertible Bond (contractually set for November 2016 in the amount of 1.3 billion euros).

The dynamics of commercial and business development, accompanied by a strengthening and considerable acceleration of the efficiency and cost cutting programme, represent the foundation for a further improvement in operating performance, with the aim of achieving low single digit organic growth in EBITDA within 2016.

In detail, TIM continues its transformation and transition from traditional Telco to Digital Telco, enabler of the country’s digital life: a business model based on the development of innovative infrastructure and an excellent quality of customer service, increasingly aimed at disseminating premium services and digital content.

•	In the Domestic Mobile segment, in a competitive context where there has been a progressive cooling of the pricing lever, greater attention paid to level of service and strong, continuous growth in data consumption, TIM will be focussing on the ever-greater adoption of 4G by its customers, fostered by the growing penetration of smartphones and bundle offers with distinctive digital contents. This will enable the Company to increase ARPU and strengthen its market leadership.

•	In the Domestic Fixed segment, TIM expects to reduce the decline in the number of customers as from 2016, thanks to the acceleration in the dissemination of fibre,

convergence and the strengthening of the positioning of services with digital content (Video, Music, Gaming and Publishing). TIM will also continue to work with Italian businesses in their digital transformation process, with its ICT and Cloud services, taking a differentiated approach depending on customer base characteristics, aiming to achieve a distinctive positioning in the vertical markets deemed to be of greatest interest.

In Brazil, the Plan includes and suffers the changes to the macroeconomic, political and market context seen in recent months.

In this context, TIM Brasil has set itself the objective of increasing its market share on revenues and improving its profitability (EBITDA margin), due to a major investment plan (in particular in 4G, where TIM is already leader today), and to a renewed commercial and competitive positioning and great attention to efficiency as a structural element necessary to give balance and financial sustainability to the Plan.

In particular, the latest forecasts on the economic outlook show a further, progressive deterioration for the whole of 2016 of its main indicators: a downturn of almost 4% is expected in the GDP and an inflation rate - also following a series of interventions raising tariffs in regulated sectors - that will remain high and very volatile. This acceleration in inflation may have an increasing impact on the purchasing power of households, consequently worsening financial conditions, particularly for the low income brackets. The exchange rate with the dollar also reached and exceeded 4.0 Reais/USD in 2015, with growth forecast during the Plan up to 4.20 Reais/USD.

The whole of the telecommunications segment (and prepaid Mobile in particular) is very exposed to this scenario, with a decline in the comprehensive market value also as a result of its substantial maturity and saturation. In this context, Oi, the fourth largest telecommunications group in Brazil, with over 65 billion Reais of debt, having found it impossible to reach an agreement with its creditors, filed for bankruptcy, entering into receivership, with still unknown repercussions on competition and on the market.

The evolution of the market presents and confirms a trend of constant, strong growth in data usage, with an intensity that is even greater than that recorded in the other major countries. This phenomenon goes hand-in-hand with a simultaneous reduction of voice traffic and messaging, driven by the aim of optimising and reducing customer spending, as customers privilege use of the services offered by the OTTs as an alternative to traditional methods of using services.

***

Amending the previously published financial calendar, we hereby announce that the Board of Directors meeting called to approve the Financial Report as at 30 September 2016 will be held on 03 November 2016.

Reorganisation of IT business

The Board of Directors has approved the start of the process to de-register and re-organise the IT business, through merger by incorporation of wholly owned subsidiary Telecom Italia Information Technology S.r.l. into the Parent Company.

The company expects to complete the incorporation process by the end of the year.

Corporate governance issues

The Board of Directors, to support the turnaround programme the Company has embarked on, resolved to create a Strategy Committee, to be composed of the Chairman of the Board of Directors Giuseppe Recchi, the Chief Executive Officer Flavio Cattaneo along with the Vice Chairman Arnaud Roy de Puyfontaine and Directors Davide Benello and Laura Cioli.

The new Committee will:

•	ensure support on topics of strategic importance;

•	undertake preliminary assessments concerning the strategic choices of the Group at the request of the Chairman of the Board of Directors and of the Chief Executive Officer, and in coordination with the prerogatives of their duties and powers;

•	supply opinions and formulate recommendation on the business plan proposals to bring to the Board of Directors.

The updated version of the Corporate Governance Principles of the Company and the Regulations for the operation of the Strategy Committee are being published on the company website www.telecomitalia.com.

***

The Board of Directors has also appointed the Lead Independent Director for the current year, selecting Davide Benello to succeed the outgoing Lead Independent Director, Giorgio Valerio.

As has been the case for the last two years, the term of office of the Lead Independent Director is one year, expiring at the Shareholders’ Meeting called to approve the financial statements of the corresponding year.

***

The Manager in charge of preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154 bis of Italy’s Consolidated Law on Finance, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group. Such measures, which are presented in the financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) ; the Organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting” or “reported” data and the “organic” ones.

•	EBITDA margin and EBIT margin: Telecom Italia believes that these margins represent useful indicators of the Group’s ability, as a whole and at the Business Unit level, to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted, respectively, into EBITDA and EBIT. Such indicators are used by Telecom Italia in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the reporting period with those of the previous periods.

•	Net Financial Debt: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In this press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in Net Financial Debt, in addition to the usual measure (renamed “Net financial debt carrying amount”) is also shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C+D)	Adjusted Net Financial Debt

***

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Interim Management Report of the Half-year Financial Report at June 30, 2016 and are unaudited.

Such statements, as well as the Consolidated Net Financial Debt of the Telecom Italia Group, are however consistent with those included in the Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2016.

The accounting policies and consolidation principles adopted in the preparation of the Half-year Condensed Consolidated Financial Statements at June 30, 2016 have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2015, to which reference can be made, except for the new standards and interpretations adopted by the Group starting from January 1, 2016, the adoption of which had no impact on the Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2016.

Furthermore, please note that the limited review work by our independent auditors on the Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2016 has not yet been completed.

TELECOM ITALIA GROUP - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	1st Half 2016	1st Half 2015 Revised	Change (a-b)
	(a)	(b)	amount	%
Revenues	9,096	10,101	(1,005)	(9.9)
Other income	107	131	(24)	(18.3)

Total operating revenues and other income	9,203	10,232	(1,029)	(10.1)

Acquisition of goods and services	(3,783)	(4,372)	589	13.5
Employee benefits expenses	(1,551)	(1,705)	154	9.0
Other operating expenses	(501)	(888)	387	43.6
Change in inventories	33	58	(25)	(43.1)
Internally generated assets	325	314	11	3.5
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	3,726	3,639	87	2.4
Depreciation and amortization	(2,047)	(2,130)	83	3.9
Gains (losses) on disposals of non-current assets	13	279	(266)	(95.3)
Impairment reversals (losses) on non-current assets	(5)	—	(5)	—
Operating profit (loss) (EBIT)	1,687	1,788	(101)	(5.6)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(2)	—	(2)	—
Other income (expenses) from investments	7	4	3	75.0
Finance income	2,012	1,581	431	27.3
Finance expenses	(2,157)	(3,063)	906	29.6
Profit (loss) before tax from continuing operations	1,547	310	1,237	—
Income tax expense	(489)	(195)	(294)	—
Profit (loss) from continuing operations	1,058	115	943	—
Profit (loss) from Discontinued operations/Non-current assets held for sale	47	330	(283)	(85.8)
Profit (loss) for the period	1,105	445	660	—
Attributable to:
Owners of the Parent	1,018	33	985	—
Non-controlling interests	87	412	(325)	(78.9)

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and all non-owner changes in equity.

(millions of euros)			1st Half 2016	1st Half 2015 Revised
Profit (loss) for the period	(a	)	1,105	445
Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)			(118)	56
Income tax effect			32	(15)
	(b	)	(86)	41
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Income tax effect			—	—
	(c	)	—	—

Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(d=b+c	)	(86)	41

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			76	(21)
Loss (profit) transferred to Separate Consolidated Income Statement			(69)	(63)
Income tax effect			(4)	18
	(e	)	3	(66)
Hedging instruments:
Profit (loss) from fair value adjustments			(327)	1,168
Loss (profit) transferred to Separate Consolidated Income Statement			245	(812)
Income tax effect			(2)	(98)
	(f	)	(84)	258
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			831	(380)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement			304	(1)
Income tax effect			—	—
	(g	)	1,135	(381)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Loss (profit) transferred to Separate Consolidated Income Statement			—	—
Income tax effect			—	—
	(h	)	—	—

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(i=e+f+g+h	)	1,054	(189)

Total other components of the Consolidated Statement of Comprehensive Income	(k=d+i	)	968	(148)

Total comprehensive income (loss) for the period	(a+k	)	2,073	297

Attributable to:
Owners of the Parent			1,726	(13)
Non-controlling interests			347	310

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		6/30/2016	12/31/2015 Revised	Change	1/1/2015 Revised
		(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill		29,566	29,383	183	29,943
Intangible assets with a finite useful life		6,777	6,480	297	6,827
		36,343	35,863	480	36,770
Tangible assets
Property, plant and equipment owned		13,211	12,659	552	12,544
Assets held under finance leases		2,298	2,208	90	843
		15,509	14,867	642	13,387
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		39	41	(2)	36
Other investments		38	45	(7)	43
Non-current financial assets		3,129	2,989	140	2,445
Miscellaneous receivables and other non-current assets		2,048	1,778	270	1,614
Deferred tax assets		735	853	(118)	1,118
		5,989	5,706	283	5,256

Total Non-current assets	(a)	57,841	56,436	1,405	55,413

Current assets
Inventories		294	254	40	313
Trade and miscellaneous receivables and other current assets		5,683	5,112	571	5,617
Current income tax receivables		69	163	(94)	101
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,330	1,840	(510)	1,611
Cash and cash equivalents		2,707	3,559	(852)	4,812
		4,037	5,399	(1,362)	6,423

Current assets sub-total		10,083	10,928	(845)	12,454

Discontinued operations/Non-current assets held for sale
of a financial nature		—	227	(227)	165
of a non-financial nature		—	3,677	(3,677)	3,564
		—	3,904	(3,904)	3,729

Total Current assets	(b)	10,083	14,832	(4,749)	16,183

Total Assets	(a+b)	67,924	71,268	(3,344)	71,596

(millions of euros)		6/30/2016	12/31/2015 Revised	Change	1/1/2015 Revised
		(a)	(b)	(a-b)
Equity and Liabilities
Equity
Equity attributable to owners of the Parent		19,106	17,554	1,552	18,068
Non-controlling interests		2,221	3,695	(1,474)	3,516

Total Equity	(c)	21,327	21,249	78	21,584

Non-current liabilities
Non-current financial liabilities		31,027	30,518	509	32,325
Employee benefits		1,580	1,420	160	1,056
Deferred tax liabilities		434	323	111	438
Provisions		569	551	18	720
Miscellaneous payables and other non-current liabilities		1,207	1,110	97	697

Total Non-current liabilities	(d)	34,817	33,922	895	35,236

Current liabilities
Current financial liabilities		4,209	6,224	(2,015)	4,686
Trade and miscellaneous payables and other current liabilities		7,445	7,882	(437)	8,536
Current income tax payables		126	110	16	36

Current liabilities sub-total		11,780	14,216	(2,436)	13,258

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature		—	348	(348)	43
of a non-financial nature		—	1,533	(1,533)	1,475
		—	1,881	(1,881)	1,518

Total Current Liabilities	(e)	11,780	16,097	(4,317)	14,776

Total Liabilities	(f=d+e)	46,597	50,019	(3,422)	50,012

Total Equity and liabilities	(c+f)	67,924	71,268	(3,344)	71,596

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)		1st Half 2016	1st Half 2015 Revised
Cash flows from operating activities:
Profit (loss) from continuing operations		1,058	115
Adjustments for:
Depreciation and amortization		2,047	2,130
Impairment losses (reversals) on non-current assets (including investments)		5	4
Net change in deferred tax assets and liabilities		257	3
Losses (gains) realized on disposals of non-current assets (including investments)		(13)	(279)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		2	—
Change in provisions for employee benefits		40	19
Change in inventories		(40)	(54)
Change in trade receivables and net amounts due from customers on construction contracts		(130)	(128)
Change in trade payables		(141)	(564)
Net change in current income tax receivables/payables		95	132
Net change in miscellaneous receivables/payables and other assets/liabilities		(687)	390
Cash flows from (used in) operating activities	(a)	2,493	1,768
Cash flows from investing activities:
Purchase of intangible assets		(709)	(879)
Purchase of tangible assets		(1,397)	(2,251)

Total purchase of intangible and tangible assets on an accrual basis		(2,106)	(3,130)

Change in amounts due for purchases of intangible and tangible assets		(371)	637

Total purchase of intangible and tangible assets on a cash basis		(2,477)	(2,493)

Acquisition of control of companies or other businesses, net of cash acquired		(6)	—
Acquisitions/disposals of other investments		(3)	(24)
Change in financial receivables and other financial assets		364	(639)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		492	—
Proceeds from sale/repayments of intangible, tangible and other non-current assets		29	595
Cash flows from (used in) investing activities	(b)	(1,601)	(2,561)
Cash flows from financing activities:
Change in current financial liabilities and other		(262)	696
Proceeds from non-current financial liabilities (including current portion)		2,061	3,325
Repayments of non-current financial liabilities (including current portion)		(3,094)	(3,931)
Share capital proceeds/reimbursements (including subsidiaries)		—	186
Dividends paid		(227)	(204)
Changes in ownership interests in consolidated subsidiaries		—	784
Cash flows from (used in) financing activities	(c)	(1,522)	856
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d)	(45)	21
Aggregate cash flows	(e=a+b+c+d)	(675)	84
Net cash and cash equivalents at beginning of the period	(f)	3,216	4,910
Net foreign exchange differences on net cash and cash equivalents	(g)	159	(106)
Net cash and cash equivalents at end of the period	(h=e+f+g)	2,700	4,888

Additional Cash Flow information

(millions of euros)	1st Half 2016	1st Half 2015 Revised
Income taxes (paid) received	(104)	(33)
Interest expense paid	(1,327)	(1,485)
Interest income received	516	573
Dividends received	7	2

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Half 2016	1st Half 2015 Revised
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,559	4,812
Bank overdrafts repayable on demand – from continuing operations	(441)	(19)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	98	117
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	3,216	4,910
Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	2,707	4,752
Bank overdrafts repayable on demand – from continuing operations	(7)	(2)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	138
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	2,700	4,888

TELECOM ITALIA GROUP - NET FINANCIAL DEBT

(millions of euros)	6/30/2016 (a)	12/31/2015 (b)	Change (a-b)
Non-current financial liabilities
Bonds	20,692	19,883	809
Amounts due to banks, other financial payables and liabilities	7,944	8,364	(420)
Finance lease liabilities	2,391	2,271	120
	31,027	30,518	509
Current financial liabilities (*)
Bonds	2,246	3,681	(1,435)
Amounts due to banks, other financial payables and liabilities	1,796	2,390	(594)
Finance lease liabilities	167	153	14
	4,209	6,224	(2,015)
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	348	(348)

Total gross financial debt	35,236	37,090	(1,854)

Non-current financial assets
Securities other than investments	(1)	(3)	2
Financial receivables and other non-current financial assets	(3,128)	(2,986)	(142)
	(3,129)	(2,989)	(140)
Current financial assets
Securities other than investments	(1,083)	(1,488)	405
Financial receivables and other current financial assets	(247)	(352)	105
Cash and cash equivalents	(2,707)	(3,559)	852
	(4,037)	(5,399)	1,362
Financial assets relating to Discontinued operations/Non-current assets held for sale	—	(227)	227

Total financial assets	(7,166)	(8,615)	1,449

Net financial debt carrying amount	28,070	28,475	(405)
Reversal of fair value measurement of derivatives and related financial liabilities/assets	(556)	(1,197)	641
Adjusted Net Financial Debt	27,514	27,278	236
Breakdown as follows:

Total adjusted gross financial debt	32,920	34,602	(1,682)

Total adjusted financial assets	(5,406)	(7,324)	1,918

(*) of which current portion of medium/long-term debt:
Bonds	2,246	3,681	(1,435)
Amounts due to banks, other financial payables and liabilities	1,206	1,482	(276)
Finance lease liabilities	167	153	14

TELECOM ITALIA GROUP – OPERATING FREE CASH FLOW

(millions of euros)	1st Half 2016	1st Half 2015	Change
EBITDA	3,726	3,639	87
Capital expenditures on an accrual basis	(1,983)	(2,146)	163
Change in net operating working capital:	(1,078)	(1,124)	46
Change in inventories	(40)	(54)	14
Change in trade receivables and net amounts due from customers on construction contracts	(130)	(128)	(2)
Change in trade payables (*)	(635)	(912)	277
Other changes in operating receivables/payables	(273)	(30)	(243)
Change in provisions for employee benefits	40	19	21
Change in operating provisions and Other changes	(34)	313	(347)
Net operating free cash flow	671	701	(30)
% of Revenues	7.4	6.9	0.5 pp

(*)	Includes the change in trade payables for amounts due to fixed assets suppliers.

TELECOM ITALIA GROUP - INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	1st Half 2016	1st Half 2015	Change
			amount	%	% organic
Revenues	7,247	7,375	(128)	(1.7)	(1.7)
EBITDA	3,184	2,846	338	11.9	11.9
EBITDA margin	43.9	38.6		5.3 pp	5.3 pp
EBIT	1,581	1,222	359	29.4	29.4
EBIT margin	21.8	16.6		5.2 pp	5.2 pp
Headcount at period-end (number)	52,622	(1) 52,644	(22)

▶	Headcount at December 31, 2015.

Core Domestic

(millions of euros)	1st Half 2016	1st Half 2015	Change
			amount	%
Revenues(1)	6,736	6,893	(157)	(2.3)
Consumer	3,572	3,523	49	1.4
Business (2)	2,203	2,380	(177)	(7.4)
Wholesale	866	910	(44)	(4.8)
Other	95	80	15	18.7
EBITDA	3,093	2,759	334	12.1
EBITDA margin	45.9	40.0		5.9 pp
EBIT	1,540	1,181	359	30.4
EBIT margin	22.9	17.1		5.8 pp
Headcount at period-end (number)(*) (**)	51,876	(3) 51,741	135	0.3

•	Starting from January 1, 2016, following the change in the mission of Persidera, the Media Business Unit was included in the Domestic Business Unit (Core Domestic); without that change, Core Domestic revenues would have totaled 6,700 million euros, compared to (6,893 million euros in the first half year of 2015).
•	As result of the new organizational view, as of January 1, 2016 the Business segment also includes Olivetti. Figures for the periods under comparison have been changed accordingly.
•	Headcount at December 31, 2015
(*)	Includes employees with temp work contracts: 1 employee at 6/30/2016 (zero employees at 12/31/2015).
(**)	Without the change resulting from the aforementioned inclusion of the Media Business Unit into the Domestic Business Unit (Core Domestic), the headcount for the Core Domestic segment for the reporting period would have totaled 51,813 employees.

International Wholesale – Telecom Italia Sparkle group

(millions of euros)	1st Half 2016	1st Half 2015	Change
			amount	%	% organic
Revenues	649	635	14	2.2	2.2
of which third parties	539	509	30	5.9	5.9
EBITDA	97	93	4	4.3	4.3
EBITDA margin	14.9	14.6		0.3 pp	0.3 pp
EBIT	41	40	1	2.5	2.5
EBIT margin	6.3	6.3
Headcount at period-end (number)(*)	746	(1)645	101	15.7

(1)	Headcount at December 31, 2015

(*)	Includes employees with temp work contracts: 2 employees at 6/30/2016 (2 employees at 12/31/2015).

***

BRAZIL

	(millions of euros)		(millions of Brazilian reais)
	1st Half 2016	1st Half 2015 Revised	1st Half 2016	1st Half 2015 Revised	Change
					amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Revenues	1,858	2,691	7,674	8,912	(1,238)	(13.9)
EBITDA	556	790	2,296	2,617	(321)	(12.3)
EBITDA margin	29.9	29.4	29.9	29.4		0.5pp
EBIT	121	574	498	1,902	(1,404)	(73.8)
EBIT margin	6.5	21.3	6.5	21.3		(14.8pp )
Headcount at period-end (number)			12,087	(1) 13,042	(955)	(7.3)

•	Headcount at December 31, 2015

TELECOM ITALIA GROUP - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

(millions of euros)	1st Half	1st Half	Change
	2016	2015	amount	%
REPORTED REVENUES	9,096	10,101	(1,005)	(9.9)
Foreign currency financial statements translation effect		(533)	533
Changes in the scope of consolidation		—	—
ORGANIC REVENUES	9,096	9,568	(472)	(4.9)

EBITDA – reconciliation of organic data

(millions of euros)	1st Half	1st Half	Change
	2016	2015	amount	%
REPORTED EBITDA	3,726	3,639	87	2.4
Foreign currency financial statements translation effect		(156)	156
Changes in the scope of consolidation		—	—
ORGANIC EBITDA	3,726	3,483	243	7.0
of which Non-recurring Income/(Expenses)	(91)	(399)	308
ORGANIC EBITDA, excluding Non-recurring items	3,817	3,882	(65)	(1.7)

EBIT – reconciliation of organic data

(millions of euros)	1st Half	1st Half	Change
	2016	2015	amount	%
REPORTED EBIT	1,687	1,788	(101)	(5.6)
Foreign currency financial statements translation effect		(113)	113
Changes in the scope of consolidation		—	—
ORGANIC EBIT	1,687	1,675	12	0.7
of which Non-recurring Income/(Expenses)	(82)	(122)	40
ORGANIC EBIT, excluding Non-recurring items	1,769	1,797	(28)	(1.6)

DOMESTIC - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

(millions of euros)	1st Half 2016	1st Half 2015	Change
			amount	%
REPORTED EBITDA	3,184	2,846	338	11.9
Foreign currency financial statements translation effect		—	—
Changes in the scope of consolidation		—	—
ORGANIC EBITDA	3,184	2,846	338	11.9
of which Non-recurring Income/(Expenses)	(83)	(393)	310
ORGANIC EBITDA, excluding Non-recurring items	3,267	3,239	28	0.9

EBIT – reconciliation of organic data

(millions of euros)	1st Half 2016	1st Half 2015	Change
			amount	%
REPORTED EBIT	1,581	1,222	359	29.4
Foreign currency financial statements translation effect		—	—
Changes in the scope of consolidation		—	—
ORGANIC EBIT	1,581	1,222	359	29.4
of which Non-recurring Income/(Expenses)	(83)	(393)	310
ORGANIC EBIT, excluding Non-recurring items	1,664	1,615	49	3.0

TELECOM ITALIA GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facilities and term loans

In the table below are shown the composition and the drawdown of the committed credit lines available as of June 30, 2016:

(billions of euros)	6/30/2016		12/31/2015
	Committed	Utilized	Committed	Utilized
Revolving Credit Facility – due May 2019	4.0	—	4.0	—
Revolving Credit Facility – due March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

Telecom Italia has two syndicated Revolving Credit Facilities for the amounts of 4 billion euros and 3 billion euros maturing respectively on May 24, 2019 and on March 25, 2020, both not utilized. Some more suitable changes in the economic terms of the RCFs and the extension of the maturity for two years more have entered into force from January 4, 2016.

Furthermore, Telecom Italia has:

•	a bilateral Term Loan with Banca Regionale Europea for the amount of 200 million euros expiring in July 2019, drawn down for the full amount;

•	a bilateral Term Loan with Cassa Depositi e Prestiti for the amount of 100 million euros expiring in April 2019, drawn down for the full amount;

•	two bilateral Term Loans with Mediobanca respectively for the amount of 200 million euros expiring in November 2019 and for the amount of 150 million euros expiring in July 2020, drawn down for the full amounts;

•	a bilateral Term Loan with ICBC for the amount of 120 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan with Intesa Sanpaolo for the amount of 200 million euros expiring in August 2021, drawn down for the full amount;

•	a hot money loan with Banca Popolare Emilia Romagna for the amount of 200 million euros expiring in July 2016, drawn down for the full amount.

Bonds

The following tables show the evolution of the bonds during the first half 2016:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 750 million euros 3.625% due 1/19/2024	Euro	750	1/20/2016
Telecom Italia S.p.A. 1,000 million euros 3.625% due 5/25/2026	Euro	1,000	5/25/2016

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 663 million euros 5.125% (1)	Euro	663	1/25/2016
Telecom Italia S.p.A. 708 million euros 8.250% (2)	Euro	708	3/21/2016
Telecom Italia S.p.A. 400 million euros Euribor 3M + 0.79%	Euro	400	6/7/2016

(1)	Net of 337 million euros repurchased by Telecom Italia S.p.A. during 2014 and 2015.
(2)	Net of 142 million euros repurchased by Telecom Italia S.p.A. during 2014.

Buybacks

Bond Title	Principal amount outstanding prior the buyback (GBP)	Principal amount repurchased (GBP)	Buyback price	Buyback date
Telecom Italia S.p.A. - 400 GBP million, due May 2023, coupon 5.875%	400,000,000	25,000,000	111.000%	6/29/2016

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted 200 million euros (nominal value) as of June 30, 2016, unchanged respect to December 31, 2015.

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of June 30, 2016 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 2,080 million euros (with reference to the Mandatory Convertible Bond for 1,300 million euros expiring on November 15, 2016 the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into Telecom Italia S.p.A. ordinary shares) with the following detail:

•	545 million euros, due January 20, 2017;

•	628 million euros, due September 20, 2017;

•	907 million euros (equivalent to 750 GBP million), due December 15, 2017.

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; including, for example, commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to the loans received by Telecom Italia S.p.A. (“Telecom Italia”) from the European Investment Bank (“EIB”), as at June 30, 2016, the total nominal amount of outstanding loans amounted to 2,550 million euros, of which 1,100 million euros at direct risk and 1,450 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 1,100 million euros only need to apply the following covenant:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the advance repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	in the loan of 500 million euros signed on December 14, 2015 Telecom Italia enter into a contractual agreement according to which, for all the duration of the loan, the total financial indebtedness of the companies of the Group different from Telecom Italia S.p.A., and except in case that indebtedness is entirely and irrevocably guaranteed by Telecom Italia S.p.A., will be less than the 35% of the Group total financial indebtedness.

EIB loans secured by bank or approved parties guarantees for a total nominal amount of 1,450 million euros and the loans at direct risk, respectively, of 300 million euros signed on July 30, 2014 and 500 million euros signed on December 14, 2015, need to apply the following covenants:

•	“Inclusion clause”, provided on loans for a total amount of 1,650 million euros, according to which in the event Telecom Italia commits to keep in other loan contracts financial covenants (and in the loans at direct risk signed in 2014 and 2015, also more stringent clauses, for example, cross default and restrictions of the sale of goods) which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request, at its fair opinion, in case those variations shall have negative consequences on Telecom Italia financial capacity, the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB;

•	“Network Event”, clause provided on loans for a total amount of 1,350 million euros, according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

Telecom Italia S.p.A. loan contracts do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan contracts contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan contracts and in the Bonds, Telecom Italia must provide communication in case of change in control. Identification elements to prove that event of change in control and the applicable consequences – among which the possible constitution of guarantees or the repayment in advance of the issued amount and the cancellation of the commitment in absence of a different agreement – are precisely disciplined in each contract.

Furthermore, the outstanding loans contain a general commitment by Telecom Italia, whose breach is an event of default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such event of default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the cancellation of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

We finally underline that, as of June 30, 2016, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TELECOM ITALIA GROUP - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

	1st Half	1st Half
(millions of euros)	2016	2015
Employee benefits expenses:
Expenses related to restructuring and rationalization	(75)	(30)
Other operating expenses:
Expenses related to disputes and regulatory penalties and liabilities related to those expenses, and expenses related to disputes with former employees and liabilities with customers and/or suppliers	(16)	(369)
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(91)	(399)
Gains (losses) on disposals of non-current assets:
Gain on disposals of non-current assets	9	277
Impact on EBIT - Operating profit (loss)	(82)	(122)
Finance expenses:
Interest expenses and other finance expenses	(11)	(17)
Impact on profit (loss) before tax from continuing operations	(93)	(139)
Income taxes on non-recurring items	27	28
Discontinued operations – Effect of the disposal of the Sofora – Telecom Argentina group	(12)	—
Impact on profit (loss) for the period	(78)	(111)

TELECOM ITALIA GROUP – EFFECTS ON KEY FINANCIAL AND OPERATING DATA ARISING FROM THE CORRECTION OF ERRORS

Within the Brazil Business Unit, Tim Brasil’s Management recently identified that incorrect accounting entries were made in prior years in connection with the recognition of service revenues from the sale of prepaid traffic.

Such incorrect accounting entries, which were attributable to the method used for recognizing prepaid traffic revenues in non-recent years, resulted in the early recognition of revenues and consequently the underestimation of deferred revenue liabilities for prepaid traffic not yet consumed. The incorrect accounting entries did not have any impact either in terms of net financial position nor on cash and cash equivalents.

In assessing the level of significance of the error for the purposes of the related financial statement presentation in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), Management also considered US accounting standards and related guidance.

In particular, this analysis indicated that the impact of the error was not material with respect to consolidated results of operations for each of the years ended December 31, 2015, 2014 and 2013 but the correction of the cumulative error as of December 31, 2015 would have a material impact on full-year consolidated results of operations for 2016, if entirely recognized at charge of such year.

In light of the above and for the purposes of Interim Report as of June 30, 2016, the Company’s Management decided to revise the comparative financial information as of December 31, 2015 and for the six-month period ended June 30, 2015, segment information included. In accordance with IAS 1 and IAS 8, a revised statement of financial position as of January 1, 2015 is also presented.

Impacts of correction of errors are detailed below:

Separate consolidated income statements

(millions of euros)	1st Half 2015 Historical (a)	Adjustments (b)	1st Half 2015 Revised (a+b)
Revenues	10,097	4	10,101
Acquisition of goods and services	(4,374)	2	(4,372)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	3,633	6	3,639
Operating profit (loss) (EBIT)	1,782	6	1,788
Finance income	1,579	2	1,581
Profit (loss) before tax from continuing operations	302	8	310
Income tax expense	(193)	(2)	(195)
Profit (loss) from continuing operations	109	6	115
Profit (loss) for the period	439	6	445
Attributable to:
Owners of the Parent	29	4	33
Non-controlling interests	410	2	412

Earnings per share

The correction of errors did not have any impact on the calculation of the Basic and Diluted Earnings Per Share.

Consolidated statements of comprehensive income

(millions of euros)	1st Half 2015 Historical (a)	Adjustments (b)	1st Half 2015 Revised (a+b)
Profit (loss) for the period	439	6	445
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations	(389)	9	(380)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements	(1)		(1)
Income tax effect	—		—

Total comprehensive income (loss) for the period	282	15	297

Attributable to:
Owners of the Parent	(23)	10	(13)
Non-controlling interests	305	5	310

Consolidated statements of financial position

	12/31/2015		12/31/2015	1/1/2015		1/1/2015
	Historical	Adjustments	Revised	Historical	Adjustments	Revised
(millions of euros)	(a)	(b)	(a+b)	(c)	(d)	(c+d)
Assets
Non-current assets
Miscellaneous receivables and other non-current assets	1,744	34	1,778	1,571	43	1,614
Current assets
Trade and miscellaneous receivables and other current assets	5,110	2	5,112	5,615	2	5,617

Total Assets	71,232	36	71,268	71,551	45	71,596

Equity and liabilities
Equity
Equity attributable to owners of the Parent	17,610	(56)	17,554	18,145	(77)	18,068
Non-controlling interests	3,723	(28)	3,695	3,554	(38)	3,516

Total Equity	21,333	(84)	21,249	21,699	(115)	21,584

Current liabilities
Trade and miscellaneous payables and other current liabilities	7,762	120	7,882	8,376	160	8,536

Total Equity and Liabilities	71,232	36	71,268	71,551	45	71,596

The increase in the line item “Trade and miscellaneous payables and other current liabilities” is mainly due to the higher liability for pre-paid traffic not yet consumed recorded to correct the error arising from the early recognition of said traffic as revenues.

Furthermore, the related changes in indirect and direct taxes have been taken into account and costs for commissions and associated liabilities have also been revised.

Consolidated statements of cash flow

The correction of errors did not have any impact on the “Aggregate cash flows” of the Telecom Italia Group Consolidated Statements of Cash Flows and, in particular, on the “Cash flows from (used in) operating activities”.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the three months ended March 31, 2016 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2016-2018 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2016

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager